Mail Stop 3561

September 8, 2008

Mr. Richard M. Greenberg
Chief Financial Officer
Nutech Digital, Inc.
10390 Wilshire Boulevard, Penthouse 20
Los Angeles, California 90024

      Re: **Nutech Digital, Inc.**
            Form 10-KSB for the year ended December 31, 2007
            File No. 000-50021

Dear Mr. Greenberg:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Linda Cvrkel
          Branch Chief